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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                -----------------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4--1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                -----------------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes _____ No __X__



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 6, 2003

                                       MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                       By: /S/ Atsushi Inamura
                                       ----------------------------------------
                                       Name:  Atsushi Inamura
                                       Title: Chief Manager, General Affairs
                                              Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

Notice concerning adjustment of the conversion price of Class 2 Preferred Shares

Tokyo, March 6, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG or the Company; President: Shigemitsu Miki) announces that, pursuant to the terms and conditions of Class 2 Preferred Shares provided in the Articles of Incorporation, the initial conversion price as well as the Conversion Ceiling Price and the Conversion Floor Price of the Class 2 Preferred Shares will be adjusted as stated below.

1. Adjustment of the Initial Conversion Price
---------------------------------------------

   Type of shares                                Class 2 Preferred Shares
   Initial conversion price after adjustment     Japanese Yen 1,359,784.5-
   Initial conversion price before adjustment    Japanese Yen 1,391,428-

2. Adjustment of the Conversion Ceiling Price
---------------------------------------------

   Type of shares                                Class 2 Preferred Shares
   Conversion Ceiling Price after adjustment     Japanese Yen 1,359,784.5-
   Conversion Ceiling Price before adjustment    Japanese Yen 1,391,428-

3. Adjustment of the Conversion Floor Price
-------------------------------------------

   Type of shares                                Class 2 Preferred Shares
   Conversion Floor Price after adjustment       Japanese Yen 698,040.9-
   Conversion Floor Price before adjustment      Japanese Yen 714,285-

4:Effective Date
----------------

On and after March 12, 2003

For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149